SEC
Mail Processing
Section

AUG 29 2016

Washington DC
412

SE

16021825

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Growers Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15525 Sand Canyon
(No. and Street)

Irvine (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mee Fung Shen , FinOp (949) 885-2385
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Western Growers Financial Services

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2016

OATH OR AFFIRMATION

I, Lori L Duquette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Growers Financial Services, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori L Duquette
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 25th day of August, 2016 by Lori L. Duquette proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public S. Kettering

S. KETTERING
Commission # 2092364
Notary Public - California
Orange County
My Comm. Expires Dec 5, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Western Growers Financial Services, Inc

We have audited the accompanying statement of financial condition of Western Growers Financial Services, Inc as of June 30, 2016, and the related statement of income changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Western Growers Financial Services, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Growers Financial Services, Inc as of June 30, 2016 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Western Growers Financial Services, Inc's financial statements. The supplemental information is the responsibility of Western Growers Financial Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 24, 2016

Western Growers Financial Services, Inc.

Statement of Financial Condition
June 30, 2016

Assets

Cash and cash equivalents	$	305,850
Commissions receivable		30,003
Deposit with clearing organization		102,214
Investments, at fair market value		235,813
Office equipment, net		535
Prepaid Expenses		21,382
Deposits		15,000
Total assets	$	710,798

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	35,839
Employee compensation and benefits payable		31,192
Income taxes payable		28,686
Payable to related parties		17,244
Total liabilities		112,961

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		75,000
Retained earnings		512,837
Total stockholder's equity		597,837
Total liabilities and stockholder's equity	$	710,798

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Income
For the Year Ended June 30, 2016

Revenues	
Commissions	$ 465,631
Management fee income	742,757
Interest income	6,344
Net investment gains (losses)	5,157
Total revenues	1,219,889
Expenses	
Employee compensation and benefits	473,165
Commission and floor brokerage	75,070
Occupancy and equipmental rental	51,659
Taxes, licenses and fees	24,708
Other operating expenses	314,856
Total expenses	939,458
Net income (loss) before income tax provision	280,431
Income tax provision	120,517
Net income (loss)	$ 159,914

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2015	**$ 10,000**	**$ 75,000**	**$ 552,923**	**$ 637,923**
Capital distributions			(200,000)	$ (200,000)
Net income (loss)			159,914	$ 159,914
Balance at June 30, 2016	**$ 10,000**	**$ 75,000**	**$ 512,837**	**$ 597,837**

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flow from operating activities:		
Net income (loss)		$ 159,914
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 968	
(Increase) decrease in assets:		
Commissions receivable	134,095	
Investments, at fair market value	(5,157)	
Prepaid expenses	(3,578)	
Deposit with clearing organization	(1)	
Deposit - others	(15,000)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(16,989)	
Employee compensation and benefits payable	2,350	
Income taxes payable	(6,833)	
Payable to related parties	(13)	
Total adjustments		89,842
Net cash and cash equivalents provided by (used in) operating activities		249,757
Cash flow from investing activities:		
Purchase of computer equipment		
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital distributions	(200,000)	
Net cash and cash equivalents provided by (used in) financing activities		(200,000)
Net increase (decrease) in cash and cash equivalents		49,757
Cash and cash equivalents at beginning of year		256,093
Cash and cash equivalents at end of year		$ 305,850
Supplemental disclosure of cash flow information:		
Cash paid during the year for: Interest	$	
Income taxes expense - Cash	$	120,517

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Western Growers Financial Services (the "Company") was incorporated on June 21, 2000, in the State of California, as the wholly-owned subsidiary of Western Growers Service Corp. (the "Parent"). Western Growers Service Corp. is in turn a wholly-owned subsidiary of Western Growers Association (WGA). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a broker-dealer and state-registered investment adviser that provides several classes of services, including institutional and retail brokerage selling stocks, bonds, mutual funds and providing advisory services. Currently, the Company primarily provides services to agricultural organizations which are affiliated with WGA.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recoded on a settlement date basis. Accounting Principles Generally Accepted in the United States of American (U.S. GAAP) require securities transactions to be recorded on a trade date basis. There is no material difference between trade date and settlement date accounting.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Receivables from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Management fee income is recognized when earned, along with corresponding expenses.

Office equipment is stated at cost less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and /or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of June 30, 2016, the receivables from clearing organizations of $30,003 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2016 was $102,214.

Note 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of money market funds, mutual funds, and corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2016, these securities are carried at their fair market value of $235,813. The accounting for the mark-to- market on proprietary account is included in the Statement of Income as net investment gain of $5,157.

Note 5: OFFICE EQUIPMENT, NET

Office equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture & fixtures	1,396	5-7
Computer Equipment	2,066	5-7
Total cost of office equipment	3,462	
Less: accumulated depreciation	(2,927)	
Office equipment, net	$ 535	

Depreciation expense for the year ended June 30, 2016 was $968

Note 6: INCOME TAXES

As discussed in Note 1, the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	95,292	-	95,292
State	25,225	-	25,225
Total income tax expense (benefit)	120,517	-	120,517

The Company is required to file income tax returns in both federal and tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For federal purposes, the stature of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2016 the IRS has not proposed any adjustment to the Company's tax position.

Note 7: FAIR VALUE MEASUREMENT – ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2016:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment, at fair market value	$ 235,813	$ 235,813	$ -	$ -
Total	$ 235,813	$ 235,813	$ -	$ -

Note 8: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent, WGA, and several other affiliated companies to WGA. The Company pays its own compliance expenses related to its brokerage business and has a written agreement with WGA, whereby the Company reimburses WGA or the Parent for its portion of substantially all of the remaining operating expenses, including the rental of office space, staff and various equipment.

Note 8, RELATED PARTY TRANSACTIONS
(Continue)

These amounts have been included in the accompanying statement of income in employee compensation and benefits, occupancy and equipment rental, communications, taxes, licenses & fees, other operating expenses and the income tax provision.

All receivables and payables to related parties are non-interest bearing and due on demand.

The Company has signed a licensing agreement with WGA, whereby the Company will pay a royalty fee to WGA for, among other things, the goodwill derived from the use of the Western Growers name. The amount of the royalty fee was $33,984 for the year ended June 30, 2016.

The Company manages investments for several WGA affiliates. During the year ended June 30, 2016, the company was compensated $639,045 for these services.

Note 9: DEFINED CONTRIBUTION PENSION PLAN

The Company participates with various affiliates in a defined contribution pension plan which covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 7% of the participant's annual compensation. The Company also provides a 401(k) plan which allows eligible employees to contribute a percentage of their compensation, subject to Internal Revenue Service limitations, of which the Company will match up to 3% of the employee's compensation. For the year ended June 30, 2016, the Company contributed $22,522 into these plans.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during

Note 11: COMMITMENTS AND CONTINGENCIES
(Continue)

the year ended June 30, 2016, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending June 30, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2016 or during the year then ended.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2016, the Company had net capital of $485,567 which was $478,036 in excess of its required net capital of $7,531; and the Company's ratio of aggregate indebtedness ($112,961) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum allowed.

Western Growers Financial Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
June 30, 2016

Computation of net capital		
Common stock	$ 10,000	
Additional paid-in capital	75,000	
Retained earnings	512,837	
Total stockholder's equity		$ 597,837
Less: Non-allowable assets		
Office equipment, net	(535)	
Accounts receivable. Non-allowable portion	(25,702)	
Prepaid & Deposits	(36,381)	
Total non-allowable assets		(62,619)
Net capital before haircuts		535,218
Less: Haircuts on securities		
Haircut on marketable securities	(29,245)	
Haircut on mutual funds	(3,676)	
Haircut on money markets	(1,730)	
Haircut on Fidelity Bond	(15,000)	
Total haircuts on securities		(49,651)
Net Capital		$ 485,567
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	7,531	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(7,531)
Excess net capital		$ 478,036
Ratio of aggregate indebtedness to net capital		0.23:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2016.

Western Growers Financial Services, Inc.
Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-1
June 30, 2016

A computation of reserve requirements is not applicable to Western Growers Financial Services as the Company qualifies for exemption under rule 15c3-3(k)(2)(ii).

Western Growers Financial Services, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c303
As of June 30, 2016

Information relating to possession or control requirements is not applicable to Western Growers Financial Services as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Western Growers Financial Services, Inc
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Western Growers Financial Services, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Western Growers Financial Services, Inc claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Western Growers Financial Services, Inc stated that Western Growers Financial Services, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Western Growers Financial Services, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Growers Financial Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 24, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

WESTERN GROWERS

FINANCIAL SERVICES

We, as members of management of **Western Growers Financial Services** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception for the year ended June 30, 2016.

Western Growers Financial Services

By: Lori L Duquette

Lori L. Duquette, CCO

(Name and Title)

July 27 2016

(Date)

5525 Sand Canyon Avenue Irvine, CA 926 8 T: 888.737.8483 F: 949.260.6647 www.wgfs.net
Member FINRA/SIPC

Western Growers Financial Services

Report on the SIPC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended June 30, 2016

Board of Directors
Western Growers Financial Services, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by Western Growers Financial Services, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Western Growers Financial Services, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Western Growers Financial Services, Inc's management is responsible for Western Growers Financial Services, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2016, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Western Growers Financial Services, Inc supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 24, 2016

Western Growers Financial Services
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2016

	Amount
Total assessment	$2,804.00
SIPC-6 general assessment	
Payment made on January 27, 2016	(1,224.00)
SIPC-7 general assessment	
Payment made on July 29, 2016	(1,580.00)
Total assessment balance	
(overpaymment carried forward)	$ -